EXHIBIT 99.3

D-Gram #100 from Dave Schlotterbeck – ALARIS Medical Systems to be Acquired by Cardinal Health

To All ALARIS Medical Systems Employees:

It is with great enthusiasm and deep pride in the accomplishments of each and every member of our ALARIS team throughout the world that I bring this message to you today. Earlier this morning, a press release announced that Cardinal Health, a global leader in the health care field with $57 billion in annual revenues, has made an offer to acquire our company. I am delighted to say that your entire management team views this as an opportunity to move ALARIS to even greater levels of success and market leadership – and the Board of Directors has approved the agreement with Cardinal Health.

The value of this transaction is approximately $2 billion, thus affirming the enormous strides made by you and our company in recent years. It also reflects the value inherent in the ALARIS culture of accountability, innovation, excellence and commitment to meeting the needs of our customers. It was just a little more than three years ago when the comparable value of ALARIS was only about $500 million.

Our mission as part of Cardinal Health will remain the same: providing practical solutions for medication safety at the point of care. What will change is the breadth of resources we can bring to our mission. Cardinal Health, which sells to virtually every hospital in the U.S., shares our commitment to customers – and provides unique solutions that help patients and health care providers. By working together, we will be able to make even greater strides in medication safety than either one of us could do on our own. Already, we have talked about ways Cardinal Health can help ALARIS bring our cutting-edge technology to more bedsides while further accelerating the adoption of our new products.

Our importance to Cardinal Health and its strategic plan for the medication and patient safety arena was emphasized today in their announcement of the acquisition. Cardinal Health pointed to the significantly enhanced product offerings that will result from joining our two companies and also referenced our future role in building Cardinal Health’s presence in international markets.

I’m sure you’re likely to have a number of questions about how events will unfold in the weeks ahead. Let me emphasize a few important points.

•	I will continue to lead ALARIS following the acquisition and we anticipate that the senior management team will remain with ALARIS to develop the major opportunities that have been brought forward through our joining with Cardinal Health.

•	Cardinal Health is acquiring ALARIS as part of a strategic commitment to the medication and patient safety market and recognizes the additive and complementary nature of our operations. Cardinal Health has said it is not the type of acquirer that focuses exclusively on cost reductions and synergies to justify a purchase. ALARIS executives, working closely with Cardinal Health management, will help guide the process of integrating our two companies.

•	Cardinal Health, like ALARIS, values the contributions of its employees and provides programs and benefits commensurate with its role as one of the world’s leading health care businesses.

•	Our discussions with Cardinal Health have already begun to focus on opportunities for expanding the line of products carried by our sales force, especially in Europe.

•	I anticipate that ALARIS will have significant visibility within the Cardinal Health organization, and I believe that this will result in enhanced career opportunities for our employees.

•	The acquisition will be accomplished through a tender offer process where all ALARIS shareholders are offered $22.35 for each share of stock they own. The transaction is expected to be completed by the end of June.

Our dealings with Cardinal Health senior management have been open and collaborative. I can assure you that they have great respect for what ALARIS has achieved and believe in our vision for the future. From what I have seen, the cultures of both companies are well aligned and I believe we could not have found a better partner.

I know there will be many questions about what the acquisition will mean for our employees at a personal level, and we intend to keep you fully informed about the process of our integration with Cardinal Health. We will soon have employee teams from both companies discussing and developing integration plans. It is important to note, however, that until the transaction is completed, our companies will remain separate and will not combine efforts. In other words, until closing, it’s business as usual.

The exceptional work you have done in building ALARIS and creating our culture of success will continue in the months and years ahead. And, as we apply our strengths to the greater opportunities that will be brought within our grasp through joining with Cardinal Health, I believe we will all experience heightened levels of excitement and achievement.

I thank you for bringing ALARIS to this day and look forward to leading the organization into a new era.

[SIGNATURE APPEARS HERE]

Except for historical information, all other information made herein consists of forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in ALARIS’ Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships or changes to the terms of those relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. ALARIS undertakes no obligation to update or revise any forward-looking statement.

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell securities of ALARIS Medical Systems. Cardinal Health has not commenced the tender offer for shares of common stock of ALARIS described herein. At the time the expected offer is commenced, Cardinal Health will file a tender offer statement with the U.S. Securities and Exchange Commission and ALARIS will file a solicitation/recommendation statement with respect to the offer. Investors and ALARIS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of ALARIS at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

The statements contained in this memo are being provided to give you an understanding of the proposed acquisition.

The statements contained herein are being provided by management acting only in their capacity as management of the company and by the company acting only in its capacity as an employer, and not by either acting in the capacity as administrator or as a fiduciary of the 401(k) plan or any other benefit plan. As a result, the statements contained herein are not governed by ERISA.